FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2018

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized Capital Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001-56

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“CBD”, the “Company” or “GPA”), in accordance with Material Fact disclosed on the date hereof, announces today a change in its leadership. The Board of Directors of the Company has appointed Peter Paul Estermann to the position of CEO of GPA, replacing Ronaldo Iabrudi Pereira. Iabrudi will be appointed by the controlling shareholder to the position of co-vice president of the Board of Directors, alongside Arnaud Strasser, on the first General Shareholders Meeting to be held in 2018 and will also remain as chairman of the Via Varejo board of directors. Peter Paul Estermann will thus leave the presidency of Via Varejo, which he has held since October 2015, and will assume his new position on April 27, 2018.

"We live in an era of retail transformation, and I see no better person than Peter to guide GPA through the next cycle," says Jean-Charles Naouri, chairman of the Board of Directors. "At Via Varejo, Peter strongly focused on efficiency, productivity and customer service, and helped position the Company for its digital future, showing he is the right person to take on this new challenge."

At the age of 60, Peter Paul Estermann had a distinguished career in companies from various economic sectors. He took over the presidency of Via Varejo after a term as Director of Operations of GPA. Under his command, Via Varejo completed the integration of its online and offline operations and increased its sales from R$ 19 billion to R$ 25 billion. During Peter's tenure, Via Varejo's shares appreciated by more than 500%.

"Replacing Ronaldo is at the same time the greatest honor of my career and an immense responsibility," says Estermann. "We have known each other for decades, and he has always been an example of leadership. I am counting on his help, and of the entire GPA team, so that we can keep taking the Company to the level expected by our millions of customers, our employees and our shareholders". Estermann will also be directly in charge of the Multivarejo Unit.

Ronaldo Iabrudi will dedicate himself to the Boards of GPA and Via Varejo. Under his leadership, and in the midst of the greatest economic crisis in Brazilian history, GPA implemented a meritocratic model with strong financial discipline and a strategic management of the store portfolio. Iabrudi laid the foundations for the Company's digital transformation. The Assaí brand, led by Belmiro Gomes, doubled its sales in the last four years, becoming GPA's main growth engine. Iabrudi also focused on raising the corporate governance level of GPA, resulting in a stronger culture and team engagement.

"Leading GPA in this challenging economic period has been a huge satisfaction. We achieved important goals, and I thank our team for the partnership", says Ronaldo Iabrudi. “I will be on the Board helping Peter, Belmiro and our top executives, always focusing on the constant improvement of the Company".

"Ronaldo has been a loyal and competent partner, and his leadership has taken GPA to a new level of governance and efficiency," says Jean-Charles Naouri. "The transition to be conducted by him and his new role on the Board of Directors ensure that there will be continuity in the management of GPA."

Christophe Hidalgo, who has been GPA CFO since 2012, will also be responsible for the Malls business unit, focusing on continuing to monetize the Company’s real estate assets. Luis Moreno Sanchez will become a consultant, focused on projects of great relevance to the Company, such as digital transformation, retail brands and loyalty programs. Flavio Dias, current executive Director of the On-line Business Unit, takes over as President of Via Varejo on April 26, 2018.

GPA is the largest retail and distribution group in Brazil, with more than 2,000 points of sale in all regions of the country. The Company is controlled by Casino Group. With more than 140,000 employees, it is the largest private employer in the Country in its segment.

São Paulo, February 19th, 2018.

Daniela Sabbag

Investors Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 20, 2017	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.